LIMITED LIABILITY COMPANY AGREEMENT
OF
IDEATION, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT (this "**Agreement**") of Ideation, LLC, a Delaware limited liability company (the "**Company**"), is entered into as of December 16, 2019, by and among Dr. Ming Wang ("**Dr. Wang**"), David Fischer ("**Fischer**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Unless otherwise noted or defined elsewhere in this Agreement, capitalized terms used in this Agreement have the meanings ascribed herein, as more fully set forth in ARTICLE X.

ARTICLE I
Organizational Matters

Section 1.01   Name. The name of the Company is Ideation, LLC.

Section 1.02   Principal Office. The principal office of the Company is located at 6923 Lydia Lane, Woodbury, MN 55125, or such other location as may from time to time be determined by the Members.

Section 1.03   Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

Section 1.04   Purpose; Powers.

(a)   The purposes of the Company are to engage in any lawful act or activity for which limited liability companies may be formed under the Delaware Act and to engage in any and all activities necessary or incidental thereto.

(b)   The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Delaware Act.

Section 1.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

ARTICLE II
Members

Section 2.01   Members. The names, mailing addresses, Units and Membership Interests of the Members are set out in <u>Schedule I</u> attached hereto (the "**Members Schedule**"). The Members Schedule shall be updated upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement.

Section 2.02 Capital Contributions; Capital Accounts; No Withdrawals.

(a)   The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)   The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with the provisions of Section 704(b) of the Code and Treasury Regulations Section 1.704-1(b)(2)(iv). Each Capital Account shall be (i) credited by such Member's Capital Contributions to the Company and any profits allocated to such Member in accordance with Section 4.01 and (ii) debited by any distributions to such Member pursuant to Section 5.01(a) and any losses allocated to such Member in accordance with Section 4.01. For purposes of maintaining the Members' Capital Accounts, profits and losses shall be determined in accordance with Treasury Regulation Section 1.704-1(b). The Capital Accounts shall be adjusted upon the occurrence of an event described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) in the manner described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) and (g) if the Members determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. In the event of a Transfer of any Units in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the transferred Units.

(c)   No Member shall be entitled to withdraw any part of its Capital Account or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03 Admission of Additional Members.

(a)   Additional Members may be admitted from time to time in connection with (i) the issuance of Units by the Company, subject to compliance with the provisions of Section 3.02(b), or (ii) a Transfer of Units, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section (b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a Permitted Transfer) of Units, such Person shall have executed and delivered to the Company a written undertaking substantially in the form of the Joinder Agreement attached as Exhibit A (a "**Joinder Agreement**"). Upon the amendment of the Members Schedule and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Units. The Members shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 2.02.

Section 2.04 No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Units, such Person shall no longer be a Member.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member and the Units owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as Permitted Transferees; provided that any such Permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b). Notwithstanding the foregoing Transfer, the remaining Member shall automatically be vested with all voting and governance rights (but not financial or economic rights) of the deceased Member with respect to such deceased Member's Units.

Section 2.05 Certification of Units.

(a)   The Company may, but shall not be required to, issue certificates evidencing Units in the Company.

(b)   If the Company shall issue certificates representing Units in accordance with Section (a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

> THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

> THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section 2.06 Meetings.

CORE/3517956.0001/155340328.5

(a)   Meetings of the Members may be called by a Member or group of Members holding more than 50% of the Units.

(b)   Written notice stating the place, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than 10 days and not more than 30 days before the date of the meeting to each Member, by or at the direction of the Member(s) calling the meeting. The Members may hold meetings at the Company's principal office or at such other place, as the Member(s) calling the meeting may designate in the notice for such meeting.

(c)   Any Member may participate in a meeting of the Members by means of conference telephone or other communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; *provided*, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; *provided*, that the Members shall have been notified of the meeting in accordance with Section (b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   A quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Units. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Subject to Section 2.07, Section 3.02, Section 5.01, Section 11.07, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Units, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Units.

Section 2.07   Action Without Meeting. Notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than the minimum number of votes that

4

would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes.

ARTICLE III
Management

Section 3.01 Management of the Company. Management of the Company shall be vested in the Members in accordance with this ARTICLE III. Subject to Section 3.02 below, and unless otherwise required by the Delaware Act or this Agreement, all executive level decisions shall require approval of the Members holding a majority of the Units.

Section 3.02 Actions Requiring Approval of Members. Without the unanimous written approval of all Members, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; *provided* that the Members Schedule may be amended following any new issuance, redemption, repurchase, or Transfer of Units in accordance with this Agreement.

(b)   Issue additional Units, Equity Securities, or other securities or, except in connection with a Transfer of Units that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), admit additional Members to the Company.

(c)   Except as required under Article V, the distribution of Available Cash to the Members.

Section 3.03 Officers. The Members may appoint one or more individuals as officers of the Company (the "**Officers**") as the Members deem necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Members deem advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Members or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Members. Any Officer may be removed by the Members at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Members. The initial Officers of the Company shall be as follows:

Dr. Ming Wang   President
David Fischer   Chief Operating Officer, Secretary and Treasurer

ARTICLE IV
Allocations

Section 4.01 Allocation of Profits and Losses.

(a)   The Company's profits and losses for each Fiscal Year will be allocated among the Members pro rata in accordance with their Membership Interests.

5

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Membership Interests.

(c)   This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

(d)   All items of income, gain, loss, deduction, and credit of the Company shall be allocated among the Members for federal, state, and local income tax purposes consistent with the manner that the corresponding items are allocated among the Members pursuant to this section, except as may otherwise be provided herein or under the Code.

ARTICLE V
Distributions

Section 5.01   Distributions.

(a)   Available Cash, if any, shall be distributed at such times as the Members shall unanimously determine:

(i)   First, to Dr. Wang, until Dr. Wang has received an amount equal to the cash portion of his Capital Contribution plus ten percent (10%) of the cash portion of Dr. Wang's Capital Contribution;

(ii)   Thereafter, to the Members pro rata in accordance with their respective Membership Interests.

(b)   To the extent that there is Available Cash, the Company shall use reasonable good faith efforts to make quarterly distributions to the Members, on a consistent basis, as reasonably determined to be necessary to enable them to pay the federal income taxes on the profits allocated to them pursuant to this Agreement. For purposes of determining the amount of the income tax payment distribution to be made, a single rate shall be applied uniformly to all Members regardless of the fact that some Members may be subject to different effective or marginal tax rates than others. Any distributions made pursuant to this Section 5.01(b) shall be treated as advances against the distributions payable to the Members pursuant to Section 5.01(a) and shall be taken into account in determining the amount of future distributions to the Members pursuant to this Agreement.

(c)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate Section 18-607 of the Delaware Act or other Applicable Law.

6

ARTICLE VI
Transfers

Section 6.01   General Restrictions on Transfer.

(a)   Except as permitted pursuant to Section 6.02, no Member shall Transfer all or any portion of his Units in the Company, except with the written consent of all Members. No Transfer of Units to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Units in the Company, and the Company agrees that it shall not issue any Units:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws, and then, with respect to a Transfer of Units, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulation Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulation Section 1.7704-1(h)(3);

(iii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iv)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(v)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(vi)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue be treated) as the owner of such Units for all purposes of this Agreement.

7

(d)   Except as provided in Section 2.04(b), no Transfer (including a Permitted Transfer) of Units to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a Permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   For the avoidance of doubt, any Transfer of a Unit permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Unit in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Permitted Transfers. The provisions of Section 6.01(a) shall not apply to any Transfer by any Member of all or any portion of his Units to any of the following (each, a **"Permitted Transferee"** and, any such Transfer to a Permitted Transferee, a **"Permitted Transfer"**):

(a)   Any Affiliate of such Member; or

(b)   (i) a trust under which the distribution of Units may be made only to such Member; (ii) a charitable remainder trust, the income from which will be paid to such Member during his life; (iii) a corporation, partnership, or limited liability company, the stockholders, partners, or members of which are only such Member; or (iv) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries.

ARTICLE VII
No Personal Liability and Indemnification

Section 7.01   No Personal Liability. Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

Section 7.02   Indemnification.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of reasonable expenses from the Company for and against any loss, damage, claim, or expense (including reasonable attorneys' fees) (collectively, **"Losses"**) whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided out of and to the extent of the Company assets only, and neither any Member or any other Person shall have any personal liability to contribute to such indemnity by the Company; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the

8

Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Company shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Member; (ii) each Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member.

ARTICLE VIII
Accounting and Tax Matters

Section 8.01   Inspection Rights. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof.

Section 8.02   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for US, federal, state, and local income tax purposes. No Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   <u>Appointment; Resignation</u>. The Members hereby appoint Fischer as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Tax Matters Representative**"). The Tax Matters Representative can be removed at any time by a vote of Members holding a majority of the Units of the Company, and shall resign if it is no longer a Member. In the event of the resignation or removal of the Tax Matters Representative, the holders of a majority of the Units of the Company shall appoint a new Tax Matters Representative.

(b)   <u>Tax Examinations and Audits</u>. The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial

CORE/3517956.0001/155340328.5

proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Tax Matters Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Tax Matters Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Section 754 Election. The Tax Matters Representative will make an election under Section 754 of the Code, if requested in writing by Members holding a majority of the outstanding Units.

(e)   Indemnification. The Company shall defend, indemnify, and hold harmless the Tax Matters Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Tax Matters Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   The Company will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Company will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

ARTICLE IX
Dissolution and Liquidation

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

CORE/3517956.0001/155340328.5

(a)   An election to dissolve the Company made by holders of a majority of the Units;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c)   The entry of a decree of judicial dissolution under § 18-802 of the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Members, or another Person selected by the Members, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members in accordance with Section 5.01(a).

If the amount distributed to the Members pursuant to this Section 9.03 would differ from the distributions that would be made to the Members if liquidating distributions were instead governed by Section 5.01(a) then the distributions shall be made in accordance with Section 5.01(a) and the Company shall make special allocations of income and loss to cause

11

such liquidating distributions to be made in accordance with the Capital Account balances of the Members.

Section 9.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X
Definitions

Section 10.01 Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   **"Affiliate"** means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, **"control"** when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms **"controlling"** and **"controlled"** shall have correlative meanings.

(b)   **"Applicable Law"** means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)   **"Available Cash"** means all cash, revenue and funds in hand or in the bank accounts of the Company, from operations of the Company, which the Members reasonably determine is available for distribution to the Members after payment of or a reasonable provision has been made for all outstanding current, and reasonably foreseeable future, obligations, debts, liabilities and expenses of the Company, including but not limited to a reasonable reserve has been established and funded for Company expenditures incurred or reasonably expected to be incurred in connection with the Company's reasonably foreseeable business and investment objectives.

(d)   **"Certificate of Formation"** means the certificate of formation filed with the Delaware Secretary of State on September 19, 2019.

(e)   **"Chief Operating Officer"** shall initially be Fischer, who shall have such duties and obligations as may be agreed to between Fischer and the Company.

(f)   **"Code"** means the Internal Revenue Code of 1986, as amended.

(g)   **"Delaware Act"** means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

CORE/3517956.0001/155340328.5

(h)   "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(i)   "**Equity Securities**" means any and all Units of the Company and any securities of the Company convertible into, exchangeable for, or exercisable for, such Units, including, without limitation, any warrants or other rights to acquire such Units.

(j)   "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(k)   "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(l)   "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(m)   "**Membership Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act. The Membership Interest of each Member will be stated as a percentage interest in the same proportion as the total Units of such Member bears to the total Units of all Members.

(n)   "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(o)   "**President**" shall be the chief executive officer of the Company, shall preside at all Member meetings, and shall have general supervision over the affairs of the Company and over the other officers. The President shall execute all bonds, mortgages, and other contracts of the Company, and shall perform all such other duties as are incident to his office. In case of the absence or disability of the president, his duties shall be performed by the Chief Operating Officer.

(p)   "**Secretary**" shall issue notices of Member meetings, and shall attend and keep the minutes of the same. He shall have charge of all minute books, records, and papers, and shall perform all such other duties as are incident to his office.

13

(q)   "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(r)   "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Units or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(s)   "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

(t)   "**Treasurer**" shall be the chief financial officer of the Company, shall have the custody of all moneys and securities of the Company, and shall give bond in such term and with such sureties as the Members may require, conditioned upon the faithful performance of the duties of his office. He shall keep regular books of account, and shall submit them, together with all his vouchers, receipts, records, and other papers, to the Members for their examination and approval as often as they may require, and shall perform all such other duties as are incident to his office.

(u)   "**Unit**" means an ownership interest in the Company issued in consideration of a Capital Contribution made as provided in ARTICLE II of this Agreement.

ARTICLE XI
Miscellaneous

Section 11.01 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02 Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section 11.03 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

14

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.03):

If to the Company: To the Company's principal office set forth in Section 1.02.

If to a Member: To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.04 Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Units are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.05 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.06 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.07 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by all Members. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made in accordance with Section 3.02(a).

Section 11.08 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

15

Section 11.09 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.10 Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.11 No Third-Party Beneficiaries. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

CORE/3517956.0001/155340328.5

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.



_____
Dr. Ming Wang

_____
David Fischer

EXHIBIT A

FORM OF JOINDER AGREEMENT

Reference is hereby made to the Limited Liability Company Agreement, dated December 16, 2019, as amended from time to time (the "**Agreement**"), among the Members of Ideation, LLC, a Delaware limited liability company (the "**Company**"). Pursuant to and in accordance with Section 2.03(b) of the Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder as of _____, 20__.

[NEW MEMBER]

By: _____

Name: _____

Title: _____

SCHEDULE I

MEMBERS SCHEDULE

Member Name, Address, and Email Address	Capital Contribution	Units	Membership Interest
Dr. Ming Wang 161 Chickering Meadow Nashville, TN 37215 Email: drwang@ wangvisioninstitute.com	The consideration set forth in Section 1 of that certain Subscription and Investment Representation Agreement by and between the Company and Dr. Ming Wang dated December 16, 2019.	90	90%
David Fischer 6923 Lydia Lane Woodbury, MN 55125 Email: mrdavidefischer@ gmail.com	The consideration set forth in Section 1 of that certain Subscription and Investment Representation Agreement by and between the Company and David Fischer dated December 16, 2019.	10	10%